ALEXANDER H. LENEC
401-6020 Yew Street
Vancouver, BC V6M 3Y9

NEWS RELEASE

July 7, 2006

Alexander H. Lenec of 401-6020 Yew Street, Vancouver, BC V6M 3Y9 today filed an early warning report dated July 7, 2006 advising of his holdings in Evolving Gold Corporation ("Evolving").

Mr. Lenec today acquired, indirectly through Golden Sands Exploration Inc., beneficial ownership of 400,000 common shares of Evolving. Mr. Lenec acquired the 400,000 shares from Evolving under the terms of a property option agreement with Evolving. These securities represented 3.75% of the 10,669,842 issued and outstanding common shares of Evolving, immediately following the issuance of the 400,000 common shares of Evolving.

Immediately following the acquisition of the 400,000 shares detailed above, Mr. Lenec held, directly and indirectly, 1,353,516 common shares of Evolving and held, directly and indirectly, warrants to purchase a further 475,016 common shares of Evolving. These securities represent an aggregate of 1,828,532 common shares or 16.41% of the then 11,144,858 issued and outstanding shares of Evolving assuming exercise of all of the warrants held, directly or indirectly, by Mr. Lenec and assuming no other share issuances by Evolving.

The shares were acquired for investment purposes and Mr. Lenec may acquire further securities of Evolving in the future.

A copy of the report filed in accordance with applicable securities legislation may be obtained by contacting Mr. Lenec at (604) 264-1277.

“Alexander H. Lenec”
Alexander H. Lenec